Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

PROTECT THE VALUE OF YOUR INVESTMENT! VOTE TODAY!

February 11, 2025

Dear UDF IV Shareholder,

The United Development Funding IV (“UDF IV” or the “Trust”) Special Meeting of Shareholders to vote on the proposed merger with Ready Capital will be held on March 4, 2025, only a few weeks away.

According to our latest records, you have not yet voted your shares!

DO NOT DELAY! Vote “FOR” the Ready Capital merger TODAY to ensure that you receive the immediate value and potential long-term upside that we believe the merger should deliver!

$5.89 / UDF IV share	In connection with the Ready Capital Transaction, and based on Ready Capital’s closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 in value per UDF IV share owned.[1]

You are encouraged to visit UDFIVReadyCapMerger.com for additional information regarding this transaction and the value that you may receive as a result of this transaction.

1 The value to be received by UDF IV shareholders per UDF IV share as a result of the merger with Ready Capital includes: (1) pre-closing cash distributions from the Trust estimated to be up to $2.44 per share, between December 2, 2024 and closing of the merger; (2) 0.416 shares of Ready Capital common stock to be issued when the merger closes (The implied value of this stock consideration will fluctuate based on changes in the market price of Ready Capital common stock prior to the closing of the merger. This stock consideration has an implied value of $2.75 per UDF IV share based on Ready Capital’s closing share price on February 10, 2025.); and (3) 0.416 contingent value rights to be issued when the merger closes representing the right to receive contingent payments paid in Ready Capital common stock over a period of several years, which may generate up to $0.38 per UDF IV share.

IMPORTANT: NOT VOTING HAS THE SAME EFFECT AS VOTING AGAINST THE MERGER.

VOTING IS EASY!

Contact Innisfree M&A Incorporated at 1 (877) 750-9496

(toll-free from the U.S. and Canada) or +1 (412) 232 3651 (from other countries) or visit UDFIVReadyCapMerger.com for more information.

Sincerely,

Jim Kenney

Managing Trustee and Chief Executive Officer

UDF IV

Additional Information About the Merger

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this letter, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the market prices of the Ready Capital common stock and therefore, the implied value of the shares of Ready Capital common stock to be issued to UDF IV shareholders in the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.